UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 16, 2007
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

GRAVITY REPORTS FIRST QUARTER OF 2007 RESULTS
Seoul, South Korea — July 16, 2007 — GRAVITY Co., Ltd. (NasdaqGM: GRVY), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2007, prepared in accordance with generally accepted accounting principles in the United States.
Revenues for the first quarter ended March 31, 2007 was KRW 10,513 million (US$11,395 thousand), representing an 8.6% increase from KRW 9,683 million (US$10,495 thousand) for the fourth quarter ended December 31, 2006 (“QoQ”) and a 3.7% increase from KRW 10,140 million (US$10,990 thousand) for the first quarter ended March 31, 2006 (“YoY”).
Mr. Il Young Ryu, Chairman and Chief Executive Officer of Gravity, commented, “We are currently conducting the open beta testing of Ragnarok OnlineTM and Emil Chronicle Online and the closed beta testing of Requiem Online and our casual game line-up, which includes Pucca Racing, W Baseball and Bodycheck Online. We anticipate increased revenues upon commercialization of these games beginning in the third quarter of 2007.”
REVIEW OF FINANCIAL RESULTS
Revenues
Royalty and licensing fee revenues for the first quarter ended March 31, 2007 were KRW 7,285 million (US$7,896 thousand), representing a 21.2% increase QoQ from KRW 6,010 million (US$6,514 thousand) and a 7.0% increase YoY from KRW 6,811 million (US$7,382 thousand). The increase was primarily driven by: (1) higher Japan revenues resulting from the micro-transaction model which had been implemented in the Japan market since December 2006; and (2) the introduction of micro-transactions in China and Taiwan beginning in January and February of 2007, respectively.
Subscription revenues for the first quarter of 2007 was KRW 2,062 million (US$2,235 thousand), representing a 2.3% decrease QoQ and a 10.3% decrease YoY compared to KRW 2,111 million (US$2,288 thousand) and KRW 2,300 million (US$2,493 thousand), respectively. The decline resulted mainly from decreased Ragnarok Online™ revenues which has faced increased competition in Korea.
Mobile game revenues was KRW 787 million (US$853 thousand) for the first quarter of 2007, representing a 31.7% decrease QoQ from KRW 1,153 million (US$1,250 thousand) but a 26.1% increase YoY from KRW 624 million (US$676 thousand).
Character merchandising, animation and other revenue was KRW 379 million (US$411 thousand) for the first quarter of 2007, representing a 7.3% decrease QoQ from KRW 409 million (US$443 thousand) and a 6.4% decrease YoY from KRW 405 million (US$439 thousand).

Cost of Revenues and Operating Expenses
Cost of revenues were KRW 3,964 million (US$4,297 thousand) for the first quarter of 2007, representing a 4.5% decrease QoQ from KRW 4,150 million (US$4,498 thousand) and a 4.8% decrease YoY from KRW 4,162 million (US$4,511 thousand). Gravity’s cost of revenues decreased QoQ primarily as a result of decreased outsourcing expenses related to the mobile game business and the amortization of intangible assets due to the impairment of certain intangible assets in 2006.
Operating expenses were KRW 7,612 million (US$8,250 thousand) for the first quarter of 2007, representing a 56.3% decrease QoQ from KRW 17,408 million (US$18,868 thousand) and a 7.5% increase YoY from KRW 7,080 million (US$7,674 thousand). The decrease in operating expenses QoQ is attributed to decreased commissions paid in the first quarter of 2007, impairment losses on intangible assets in the fourth quarter of 2006 and a litigation charge in the fourth quarter of 2006 for the upcoming settlement of an outstanding securities class action lawsuit. The increase in operating expenses YoY resulted primarily from increased research and development expenses for developing Ragnarok Online IITM.
Losses before income tax expenses and others was KRW 30 million (US$33 thousand) for the first quarter of 2007, which represents a 99.7% decrease QoQ compared with KRW 11,480 million (US$12,443 thousand) and a 94.4% decrease YoY compared with KRW 538 million (US$583 thousand). The income tax expenses for the fourth quarter of 2006 which totaled KRW 12,485 million (US$13,532 thousand) was unusually high because Gravity’s management determined it more likely than not that Gravity and certain of its subsidiaries would not realize the benefits of the deferred income tax assets of KRW 16,337 million (US$17,708 thousand) and thereby recognized the full allowance.
As a result of the foregoing factors, Gravity recorded a net loss of KRW 973 million (US$1,055 thousand) for the first quarter of 2007 compared with a net loss of KRW 24,096 million (US$26,117 thousand) for the fourth quarter of 2006 and a net loss of KRW 440 million (US$477 thousand) for the first quarter of 2006.
The balance of cash and cash equivalents and short-term financial instruments was KRW 75,588 million (US$81,929 thousand) as of March 31, 2007.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 922.60 to US$1.00, the noon buying rate in effect on June 30, 2007 as quoted by the Federal Reserve Bank of New York.
About GRAVITY Co., Ltd. ---------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 22 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
Email: jlee@gravity.co.kr
Telephone: +822-2019-6021
#       #       #

GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-06		31-Mar-06		31-Mar-07
	KRW	US$	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	35,314	38,277	26,346	28,556	10,674	11,569
Short-term financial instruments	45,835	49,680	54,998	59,612	64,914	70,360
Accounts receivable, net	2,163	2,344	4,567	4,950	5,045	5,468
Assets held for sale	—	—	8,099	8,778	—	—
Other current assets	4,891	5,301	6,167	6,684	4,391	4,759

Total current assets	88,203	95,602	100,177	108,580	85,024	92,156

Property and equipment, net	8,472	9,183	11,295	12,243	7,544	8,177
Leasehold and other deposits	2,719	2,947	3,388	3,672	2,704	2,931
Intangible assets	10,393	11,265	12,467	13,513	9,886	10,715
Goodwill	1,451	1,573	1,451	1,573	1,451	1,573
Investment	9,776	10,596	889	964	9,605	10,411
Other non-current assets	1,547	1,676	6,745	7,311	1,042	1,129

Total assets	122,561	132,842	136,412	147,856	117,256	127,092

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	4,552	4,934	5,672	6,148	1,824	1,977
Accrued litigation	4,648	5,038	—	—	4,648	5,038
Deferred income	6,046	6,553	4,754	5,153	3,103	3,363
Other current liabilities	946	1,025	1,766	1,914	557	604

Total current liabilities	16,192	17,550	12,192	13,215	10,132	10,982

Long-term deferred income	5,863	6,355	2,538	2,751	7,472	8,099
Accrued severance benefits	649	704	564	611	682	739
Deferred income tax liabilities	1,077	1,167	—	—	934	1,012
Other non-current liabilities	638	694	700	759	680	737

Total liabilities	24,419	26,469	15,994	17,336	19,900	21,569

Minority interest	29	31	20	22	35	38
Common stock	3,474	3,765	3,474	3,765	3,474	3,765
Additional paid-in capital	74,694	80,960	75,001	81,293	74,818	81,095
Retained earnings	20,322	22,027	42,146	45,682	19,349	20,972
Accumulated other comprehensive income (loss)	(377)	(409)	(223)	(242)	(320)	(347)

Total shareholders’ equity	98,113	106,343	120,398	130,498	97,321	105,485

Total liabilities and shareholders’ equity	122,561	132,842	136,412	147,856	117,256	127,092

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW922.60 to US$1.00, the noon buying rate in effect on June 30, 2007 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$)

	Three months ended
	31-Dec-06		31-Mar-06		31-Mar-07
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Online games-subscription revenue	2,111	2,288	2,300	2,493	2,062	2,235
Online games-royalties and license fees	6,010	6,514	6,811	7,382	7,285	7,896
Mobile games	1,153	1,250	624	676	787	853
Character merchandising, animation and other revenue	409	443	405	439	379	411

Total net revenues	9,683	10,495	10,140	10,990	10,513	11,395

Cost of revenues	4,150	4,498	4,162	4,511	3,964	4,297

Gross profit	5,533	5,997	5,978	6,479	6,549	7,098

Operating expenses
Selling, general and administrative	10,262	11,123	5,307	5,752	5,032	5,454
Litigation Charges	4,648	5,038	—	—	—	—
Research and development	2,498	2,707	1,773	1,922	2,580	2,796

Operating income (loss)	(11,875)	(12,871)	(1,102)	(1,195)	(1,063)	(1,152)

Other income (expenses)
Interest income	720	780	799	866	754	817
Interest expense	(42)	(45)	(38)	(41)	(9)	(10)
Foreign currency gains (losses), net	(331)	(359)	(155)	(168)	288	312
Foreign currency forward transaction, net	15	16	(28)	(30)	—	—
Others, net	33	36	(14)	(15)	—	—

Income (loss) before income tax expense, minority interest and equity in losses of related joint venture	(11,480)	(12,443)	(538)	(583)	(30)	(33)

Income tax expenses (benefit)	12,485	13,532	(215)	(233)	766	830

Income (loss) before minority interest and equity in loss of related joint venture	(23,965)	(25,975)	(323)	(350)	(796)	(863)

Minority interest	7	8	(1)	(1)	6	7
Cumulative effect of change in accounting principle	849	920	—	—	—	—
Equity in loss of related joint venture	973	1,054	118	128	171	185

Net income (loss)	(24,096)	(26,117)	(440)	(477)	(973)	(1,055)

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW922.60 to US$1.00, the noon buying rate in effect on June 30, 2007 as quoted by the Federal Reserve Bank of New York.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 7/16/2007	By:	/s/ Jonathan J. Lee
		Name:	Jonathan J. Lee
		Title:	Chief Financial Officer and Investor Relations Officer

Exhibit Index

Exhibit No.	Description
99.1	Gravity’s 2007 Q1 Earnings Release